WOODSIDE
AUSTRALIAN ENERGY

02 APR 15 AM 9:46

19 March 2002

02028349

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Norfolk-1 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 19 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/16

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

19 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Norfolk-1 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 19 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged ____________________

Dated ____________________

19 March 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Norfolk-1

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that on 19 March 2002, the Norfolk-1 exploration well located in the Carnarvon Basin was drilling an 8½ inch hole at a depth of 2817 metres.

Since the last report, the 12¼ inch hole section was drilled and cased and the 8½ inch hole section was drilled to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% and Operator), Mobil Australia Resources Company Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary